UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO

FILED PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

LANDMARK APARTMENT TRUST, INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

40009R107

(CUSIP Number)

Yaacov M. Gross

Goulston & Storrs PC

885 Third Avenue

New York, New York 10022

(212) 878-5127

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40009R107	Page 2 of 17

1.	Names of Reporting Persons Elco North America Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO(1)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,421,834.734 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,421,834.734 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,421,834.734 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.6% (1)(2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Elco Landmark Residential Holdings II LLC (“ELRH II”) was the holder of 1,226, 994 shares of Common Stock of the Issuer, which ELRH II acquired in connection with the consummation of the transactions contemplated by (i) the Assignment and Assumption Agreement, dated December 20, 2013, by and between ERLH II and Landmark Apartment Trust of America Holdings, LP, a Virginia limited partnership (the “OP”), (ii) the Payment Agreement, dated December 20, 2013, by and among ELRH II, the Issuer, and the OP, and (iii) the Asset Purchase and Contribution Agreement, dated December 20, 2013, by and among the Issuer, Elco Landmark Residential Holdings LLC, a Delaware limited liability company (“ELRH”) and ELRH II. On December 20, 2013, ELRH II subsequently transferred such Common Stock to ELRH. On August 12, 2012, ELRH, of which Elco North America Inc., a Delaware corporation (“ENA”) is a member, entered into a Master Contribution and Recapitalization Agreement pursuant to which ELRH contributed a portfolio of multifamily residential properties to a subsidiary of the Issuer in exchange for cash, equity securities of such subsidiary and shares of Common Stock of the Issuer. On November 13, 2014, ELRH made a pro rata distribution (for no consideration) to ENA, as a member of ELRH, of 1,243,328.734 shares of Common Stock of the Issuer. On November 14, 2014, ENA purchased an additional 178,506 shares of Common Stock of the Issuer from the other member of ELRH for $8.15 per share in a private sale transaction. The Common Stock set forth in this Schedule 13D was received by ENA as a result of such pro rata distribution and private sale transaction.
(2)	The percentages used herein are calculated based upon an aggregate 25,609,548 shares of Common Stock outstanding as of November 7, 2014, as disclosed by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2014.

CUSIP No. 40009R107	Page 3 of 17

1.	Names of Reporting Persons Elco Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO(1)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,421,834.734(1)(3)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,421,834.734(1)(3)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,421,834.734 (1)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.6% (2)
14.	Type of Reporting Person (See Instructions) CO, HC

(1)	Elco Landmark Residential Holdings II LLC (“ELRH II”) was the holder of 1,226, 994 shares of Common Stock of the Issuer, which ELRH II acquired in connection with the consummation of the transactions contemplated by (i) the Assignment and Assumption Agreement, dated December 20, 2013, by and between ERLH II and Landmark Apartment Trust of America Holdings, LP, a Virginia limited partnership (the “OP”), (ii) the Payment Agreement, dated December 20, 2013, by and among ELRH II, the Issuer, and the OP, and (iii) the Asset Purchase and Contribution Agreement, dated December 20, 2013, by and among the Issuer, Elco Landmark Residential Holdings LLC, a Delaware limited liability company (“ELRH”) and ELRH II. On December 20, 2013, ELRH II subsequently transferred such Common Stock to ELRH. On August 12, 2012, ELRH, of which Elco North America Inc., a Delaware corporation (“ENA”) is a member, entered into a Master Contribution and Recapitalization Agreement pursuant to which ELRH contributed a portfolio of multifamily residential properties to a subsidiary of the Issuer in exchange for cash, equity securities of such subsidiary and shares of Common Stock of the Issuer. On November 13, 2014, ELRH made a pro rata distribution (for no consideration) to ENA, as a member of ELRH, of 1,243,328.734 shares of Common Stock of the Issuer. On November 14, 2014, ENA purchased an additional 178,506 shares of Common Stock of the Issuer from the other member of ELRH for $8.15 per share in a private sale transaction. The Common Stock set forth in this Schedule 13D was received by ENA as a result of such pro rata distribution and private sale transaction.
(2)	The percentages used herein are calculated based upon an aggregate 25,609,548 shares of Common Stock outstanding as of November 7, 2014, as disclosed by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2014.
(3)	These 1,421,834.734 shares of Common Stock of the Issuer are held by ENA, of which Elco Limited is the sole shareholder.

CUSIP No. 40009R107	Page 4 of 17

1.	Names of Reporting Persons G. Salkind Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO(1)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,421,834.734(1)(3)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,421,834.734(1)(3)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,421,834.734 (1)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.6% (2)
14.	Type of Reporting Person (See Instructions) CO, HC

(1)	Elco Landmark Residential Holdings II LLC (“ELRH II”) was the holder of 1,226, 994 shares of Common Stock of the Issuer, which ELRH II acquired in connection with the consummation of the transactions contemplated by (i) the Assignment and Assumption Agreement, dated December 20, 2013, by and between ERLH II and Landmark Apartment Trust of America Holdings, LP, a Virginia limited partnership (the “OP”), (ii) the Payment Agreement, dated December 20, 2013, by and among ELRH II, the Issuer, and the OP, and (iii) the Asset Purchase and Contribution Agreement, dated December 20, 2013, by and among the Issuer, Elco Landmark Residential Holdings LLC, a Delaware limited liability company (“ELRH”) and ELRH II. On December 20, 2013, ELRH II subsequently transferred such Common Stock to ELRH. On August 12, 2012, ELRH, of which Elco North America Inc., a Delaware corporation (“ENA”) is a member, entered into a Master Contribution and Recapitalization Agreement pursuant to which ELRH contributed a portfolio of multifamily residential properties to a subsidiary of the Issuer in exchange for cash, equity securities of such subsidiary and shares of Common Stock of the Issuer. On November 13, 2014, ELRH made a pro rata distribution (for no consideration) to ENA, as a member of ELRH, of 1,243,328.734 shares of Common Stock of the Issuer. On November 14, 2014, ENA purchased an additional 178,506 shares of Common Stock of the Issuer from the other member of ELRH for $8.15 per share in a private sale transaction. The Common Stock set forth in this Schedule 13D was received by ENA as a result of such pro rata distribution and private sale transaction.
(2)	The percentages used herein are calculated based upon an aggregate 25,609,548 shares of Common Stock outstanding as of November 7, 2014, as disclosed by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2014.
(3)	These 1,421,834.734 shares of Common Stock of the Issuer are held by ENA, of which Elco Limited is the sole shareholder. Approximately 64.9% of Elco Limited is held by G. Salkind Ltd., an Israeli corporation. G. Salkind Ltd. expressly disclaims any beneficial ownership of such Common Stock of the Issuer.

CUSIP No. 40009R107	Page 5 of 17

1.	Names of Reporting Persons Georg Gershon Salkind
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO(1)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,421,834.734(1)(3)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,421,834.734(1)(3)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,421,834.734 (1)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.6% (2)
14.	Type of Reporting Person (See Instructions) IN, HC

(1)	Elco Landmark Residential Holdings II LLC (“ELRH II”) was the holder of 1,226, 994 shares of Common Stock of the Issuer, which ELRH II acquired in connection with the consummation of the transactions contemplated by (i) the Assignment and Assumption Agreement, dated December 20, 2013, by and between ERLH II and Landmark Apartment Trust of America Holdings, LP, a Virginia limited partnership (the “OP”), (ii) the Payment Agreement, dated December 20, 2013, by and among ELRH II, the Issuer, and the OP, and (iii) the Asset Purchase and Contribution Agreement, dated December 20, 2013, by and among the Issuer, Elco Landmark Residential Holdings LLC, a Delaware limited liability company (“ELRH”) and ELRH II. On December 20, 2013, ELRH II subsequently transferred such Common Stock to ELRH. On August 12, 2012, ELRH, of which Elco North America Inc., a Delaware corporation (“ENA”) is a member, entered into a Master Contribution and Recapitalization Agreement pursuant to which ELRH contributed a portfolio of multifamily residential properties to a subsidiary of the Issuer in exchange for cash, equity securities of such subsidiary and shares of Common Stock of the Issuer. On November 13, 2014, ELRH made a pro rata distribution (for no consideration) to ENA, as a member of ELRH, of 1,243,328.734 shares of Common Stock of the Issuer. On November 14, 2014, ENA purchased an additional 178,506 shares of Common Stock of the Issuer from the other member of ELRH for $8.15 per share in a private sale transaction. The Common Stock set forth in this Schedule 13D was received by ENA as a result of such pro rata distribution and private sale transaction.
(2)	The percentages used herein are calculated based upon an aggregate 25,609,548 shares of Common Stock outstanding as of November 7, 2014, as disclosed by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2014.
(3)	These 1,421,834.734 shares of Common Stock of the Issuer are held by ENA, of which Elco Limited is the sole shareholder. Approximately 64.9% of Elco Limited is held by G. Salkind Ltd., an Israeli corporation, of which Georg Gershon Salkind is the sole shareholder. Georg Gershon Salkind expressly disclaims any beneficial ownership of such Common Stock of the Issuer.

CUSIP No. 40009R107	Page 6 of 17

The class of equity securities to which this statement on Schedule 13D (the “Statement”) relates is the Common Stock, par value $0.01 per share (the “Common Stock”) of Landmark Apartment Trust, Inc., a Maryland corporation (the “Issuer”). The principal executive offices of the Company are located at 3505 East Frontage Road, Suite 150, Tampa, Florida 33607.

This Schedule 13D (Amendment No. 1) amends and restates in its entirety the Schedule 13D filed with the Securities and Exchange Commission on November 24, 2014.

Item 1. Security and Issuer

(a)	Title of Class of Equity Securities: Common Stock, par value $0.01.

(b)	Name and Address of the Principal Executive Offices: The principal executive offices of the Issuer are located at 3505 East Frontage Road, Suite 150, Tampa, Florida 33607.

Item 2. Identity and Background

(a)	Name of Person Filing the Statement:

i.	Elco North America Inc.

ii.	Elco Limited.

iii.	G. Salkind Ltd.

iv.	Georg Gershon Salkind

v.	Attached hereto as Appendix A is information required by this Item 2 with respect to the executive officers and directors of the persons filing the Statement. All such individuals are Israeli citizens, except as otherwise indicated on Appendix A.

(b)	Address or Principal Business Office Or, if None, Residence:

i.	Electra Tower, 50th Floor, 98 Yigal Alon Street, Tel Aviv 67891, Israel.

ii.	Electra Tower, 50th Floor, 98 Yigal Alon Street, Tel Aviv 67891, Israel.

iii.	Electra Tower, 50th Floor, 98 Yigal Alon Street, Tel Aviv 67891, Israel.

iv.	Electra Tower, 50th Floor, 98 Yigal Alon Street, Tel Aviv 67891, Israel.

v.	Attached hereto as Appendix A is information required by this Item 2 with respect to the executive officers and directors of the persons filing the Statement. All such individuals are Israeli citizens, except as otherwise indicated on Appendix A.

(c)	Principal Occupation or Employment:

i.	Not applicable.

ii.	Not applicable.

iii.	Not applicable.

iv.	Manager of Elco Limited.

v.	Attached hereto as Appendix A is information required by this Item 2 with respect to the executive officers and directors of the persons filing the Statement. All such individuals are Israeli citizens, except as otherwise indicated on Appendix A.

(d)	Criminal Proceedings:

During the last five years, neither the persons filing the Statement nor any executive officer or director of the persons filing the Statement has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 40009R107	Page 7 of 17

(e)	Civil Proceedings:

During the last five years, neither the persons filing the Statement nor any executive officer or director of the persons filing the Statement has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

i.	See Item 6 of the attached cover pages incorporated by reference herein.

ii.	See Item 6 of the attached cover pages incorporated by reference herein.

iii.	See Item 6 of the attached cover pages incorporated by reference herein.

iv.	See Item 6 of the attached cover pages incorporated by reference herein.

v.	Attached hereto as Appendix A is information required by this Item 2 with respect to the executive officers and directors of the persons filing the Statement. All such individuals are Israeli citizens, except as otherwise indicated on Appendix A.

Item 3. Source and Amount of Funds or Other Consideration

As described in response to Item 4 below, 1,243,328.734 shares of Common Stock of the Issuer to which this Schedule 13D relates have not been purchased by the persons filing the Statement, and thus no funds were used for such purpose. The funds used for the purchase of 178,506 shares of Common Stock of the Issuer from another shareholder in a private sale transaction described in Item 4 below were derived from the working capital of Elco North America Inc., a Delaware corporation (“ENA”).

Item 4. Purpose of Transaction

Elco Landmark Residential Holdings II LLC (“ELRH II”) was the holder of 1,226, 994 shares of Common Stock of the Issuer, which ELRH II acquired in connection with the consummation of the transactions contemplated by (i) the Assignment and Assumption Agreement, dated December 20, 2013, by and between ERLH II and Landmark Apartment Trust of America Holdings, LP, a Virginia limited partnership (the “OP”), (ii) the Payment Agreement, dated December 20, 2013, by and among ELRH II, the Issuer, and the OP, and (iii) the Asset Purchase and Contribution Agreement, dated December 20, 2013, by and among the Issuer, Elco Landmark Residential Holdings LLC, a Delaware limited liability company (“ELRH”) and ELRH II. On December 20, 2013, ELRH II subsequently transferred such Common Stock to ELRH. On August 12, 2012, ELRH, of which Elco North America Inc., a Delaware corporation (“ENA”) is a member, entered into a Master Contribution and Recapitalization Agreement pursuant to which ELRH contributed a portfolio of multifamily residential properties to a subsidiary of the Issuer in exchange for cash, equity securities of such subsidiary and shares of Common Stock of the Issuer. On November 13, 2014, ELRH made a pro rata distribution (for no consideration) to ENA, as a member of ELRH, of 1,243,328.734 shares of Common Stock of the Issuer. On November 14, 2014, ENA purchased an additional 178,506 shares of Common Stock of the Issuer from the other member of ELRH for $8.15 per share in a private sale transaction.

Item 5. Interest in Securities of the Issuer

(a)	Aggregate Number of Shares Beneficially Owned: As of November 24, 2014, the persons filing the Statement are the beneficial owners of an aggregate 1,421,834.734 shares of Common Stock of the Issuer. G. Salkind Ltd. and Georg Gershon Salkind expressly disclaim any beneficial ownership of such Common Stock of the Issuer.

Percent of Class: 5.6% based upon an aggregate 25,609,548 shares of Common Stock outstanding as of November 7, 2014, as disclosed by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2014.

(b)	Sole Power to Vote, Direct the Vote, or Dispose of Shares: 1,421,834.734. G. Salkind Ltd. and Georg Gershon Salkind expressly disclaim any beneficial ownership of such Common Stock of the Issuer.

Shared Power to Vote or Direct the Vote of Shares: 0

CUSIP No. 40009R107	Page 8 of 17

(c)	Recent Transactions: On November 14, 2014, ENA purchased 178,506 shares of Common Stock of the Issuer from another shareholder in a private sale transaction at a price of $8.15 per share.

(d)	Right wth Respect to Dividends or Sales Proceeds: Not Applicable.

(e)	Date of Cessation of Five Percent Beneficial Ownership: Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Issuer, ELRH and the other parties named therein are all parties to the Amended and Restated Corporate Governance Agreement, dated January 7, 2014, pursuant to which the parties have agreed to, among other things, vote their shares of Common Stock in favor of the nominees for directors set forth therein.

Item 7. Material to be Filed as Exhibits

The Amended and Restated Corporate Governance Agreement, dated January 7, 2014 is incorporated by reference to Exhibit 10.3 of the Form 8-K filed by the Issuer on January 10, 2014.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2014

ELCO NORTH AMERICA INC.

By:	/s/ Michael Salkind
Name: Michael Salkind
Title: President

By:	/s/ Eliezer Vessely
Name: Eliezer Vessely
Title: Chief Financial Officer

ELCO LIMITED

By:	/s/ Michael Salkind
Name: Michael Salkind
Title: Co-Managing Director

By:	/s/ Eliezer Vessely
Name: Eliezer Vessely
Title: Chief Financial Officer

G. SALKIND LTD.

By:	/s/ Michael Salkind
Name: Michael Salkind
Title: Director

By:	/s/ Georg Gershon Salkind
Name: Georg Gershon Salkind
Title: Managing Director

/s/ Georg Gershon Salkind
Georg Gershon Salkind

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

CUSIP No. 40009R107	Page 10 of 17

EXHIBIT A

AGREEMENT

JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned’s ownership of securities of Landmark Apartment Trust, Inc., and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1 (k) under the Securities Exchange Act of 1934, as amended. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning the undersigned contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that the undersigned knows or has reason to believe that such information is inaccurate.

Dated: December 4, 2014

ELCO NORTH AMERICA INC.

By:	/s/ Michael Salkind
Name: Michael Salkind
Title: President

By:	/s/ Eliezer Vessely
Name: Eliezer Vessely
Title: Chief Financial Officer

ELCO LIMITED

By:	/s/ Michael Salkind
Name: Michael Salkind
Title: Co-Managing Director

By:	/s/ Eliezer Vessely
Name: Eliezer Vessely
Title: Chief Financial Officer

G. SALKIND LTD.

By:	/s/ Michael Salkind
Name: Michael Salkind
Title: Director

By:	/s/ Georg Gershon Salkind
Name: Georg Gershon Salkind
Title: Managing Director

/s/ Georg Gershon Salkind
Georg Gershon Salkind

CUSIP No. 40009R107	Page 11 of 17

APPENDIX A

DIRECTORS

The following is a list of all directors of Elco North America Inc. and certain other information with respect to each director.

Name:	Steven Ettinger

Business Address:	42 Broadway Avenue, Suite 1815, New York, NY 10004

Principal Occupation:	Attorney

Name, principal business and address of corporation or other organization in which employment is conducted:	Billet, Feitt Preis P.C., accounting and law firm 42 Broadway Avenue, Suite 1815, New York, NY 10004

Citizenship:	United States

Name:	Michael Salkind

Business Address:	Electra Tower, 50th Floor, 98 Yigal Alon Street, Tel Aviv 67891, Israel.

Principal Occupation:	Co-Managing Director of Elco Limited

Name, principal business and address of corporation or other organization in which employment is conducted:

Elco Limited, holding company for electromechanical systems, real estate development and construction, facility management and large-scale infrastructure companies.

Electra Tower, 50th Floor, 98 Yigal Alon Street, Tel Aviv 67891, Israel.

Citizenship:	Israel

Name:	Alexander Bouzalis

Business Address:	522 5th Avenue, New York, NY 10036

Principal Occupation:	Investment Management

Name, principal business and address of corporation or other organization in which employment is conducted:	Morgan Stanley, investment management services 522 5th Avenue, New York, NY 10036

Citizenship:	Greece

CUSIP No. 40009R107	Page 12 of 17

DIRECTORS

The following is a list of all directors of Elco Limited and certain other information with respect to each director.

Name:	Mordechai Fridman

Business Address:	2 Weizmann Street, Tel Aviv, Israel

Principal Occupation:	Chairman

Name, principal business and address of corporation or other organization in which employment is conducted:	IPM Beer Tuvia Power Plant Ltd, power plan development. 2 Weizmann Street, Tel Aviv, Israel

Citizenship:	Israel

Name:	Georg Gershon Salkind

Business Address:	Electra Tower, 50th Floor, 98 Yigal Alon Street, Tel Aviv 67891, Israel.

Principal Occupation:	Manager of Elco Limited

Name, principal business and address of corporation or other organization in which employment is conducted:

Elco Limited, holding company for electromechanical systems, real estate development and construction, facility management and large-scale infrastructure companies.

Electra Tower, 50th Floor, 98 Yigal Alon Street, Tel Aviv 67891, Israel.

Citizenship:	Israel

Name:	Emanual Lazovik

Business Address:	4 Derech Hachoresh St. Yahud, Israel

Principal Occupation:	Investment Management

Name, principal business and address of corporation or other organization in which employment is conducted:	Africa Israel Investments Ltd., investment management. 4 Derech Hachoresh St. Yahud, Israel

Citizenship:	Israel

Name:	Gabriella Heller

Business Address:	7 Habinam Street, Avichail, Israel

Principal Occupation:	Chief Financial Officer

Name, principal business and address of corporation or other organization in which employment is conducted:	The Trendlines Group, investing in technological start-up companies 7 Habinam Street, Avichail, Israel

CUSIP No. 40009R107	Page 13 of 17

Citizenship:	Israel

Name:	Meir Srebernik

Business Address:	900 Biscayne Boulevard, Apt. 2802 Miami, FL 33132

Principal Occupation:	Real estate developer

Name, principal business and address of corporation or other organization in which employment is conducted:	SMG Management LLC, real estate management services. 900 Biscayne Boulevard, Apt. 2802 Miami, FL 33132

Citizenship:	Israeli

Name:	Daniel Salkind

Business Address:	Electra Tower, 50th Floor, 98 Yigal Alon Street, Tel Aviv 67891, Israel.

Principal Occupation:	Co-Managing Director of Elco Limited

Name, principal business and address of corporation or other organization in which employment is conducted:

Elco Limited, holding company for electromechanical systems, real estate development and construction, facility management and large-scale infrastructure companies.

Electra Tower, 50th Floor, 98 Yigal Alon Street, Tel Aviv 67891, Israel.

Citizenship:	Israel

Name:	Michael Salkind

Business Address:	Electra Tower, 50th Floor, 98 Yigal Alon Street, Tel Aviv 67891, Israel.

Principal Occupation:	Co-Managing Director of Elco Limited

Name, principal business and address of corporation or other organization in which employment is conducted:

Elco Limited, holding company for electromechanical systems, real estate development and construction, facility management and large-scale infrastructure companies.

Electra Tower, 50th Floor, 98 Yigal Alon Street, Tel Aviv 67891, Israel.

Citizenship:	Israel

CUSIP No. 40009R107	Page 14 of 17

DIRECTORS

The following is a list of all directors of G. Salkind Ltd. and certain other information with respect to each director.

Name:	Georg Gershon Salkind

Business Address:	Electra Tower, 50th Floor, 98 Yigal Alon Street, Tel Aviv 67891, Israel.

Principal Occupation:	Manager of Elco Limited

Name, principal business and address of corporation or other organization in which employment is conducted:

Elco Limited, holding company for electromechanical systems, real estate development and construction, facility management and large-scale infrastructure companies.

Electra Tower, 50th Floor, 98 Yigal Alon Street, Tel Aviv 67891, Israel.

Citizenship:	Israel

Name:	Daniel Salkind

Business Address:	Electra Tower, 50th Floor, 98 Yigal Alon Street, Tel Aviv 67891, Israel.

Principal Occupation:	Co-Managing Director of Elco Limited

Name, principal business and address of corporation or other organization in which employment is conducted:

Elco Limited, holding company for electromechanical systems, real estate development and construction, facility management and large-scale infrastructure companies.

Electra Tower, 50th Floor, 98 Yigal Alon Street, Tel Aviv 67891, Israel.

Citizenship:	Israel

Name:	Michael Salkind

Business Address:	Electra Tower, 50th Floor, 98 Yigal Alon Street, Tel Aviv 67891, Israel.

Principal Occupation:	Co-Managing Director of Elco Limited

Name, principal business and address of corporation or other organization in which employment is conducted:

Elco Limited, holding company for electromechanical systems, real estate development and construction, facility management and large-scale infrastructure companies.

Electra Tower, 50th Floor, 98 Yigal Alon Street, Tel Aviv 67891, Israel.

Citizenship:	Israel

CUSIP No. 40009R107	Page 15 of 17

EXECUTIVE OFFICERS

The following is a list of all executive officers of Elco North America Inc. excluding executive officers who are also directors. Unless otherwise indicated, each officer’s business address is Electra Tower, 50th Floor, 98 Yigal Alon Street, Tel Aviv 67891, Israel, which is Elco North America Inc.’s business address.

Name:	Michael Salkind

Title:	President

Name:	Eliezer Vessely

Title:	Chief Financial Officer

CUSIP No. 40009R107	Page 16 of 17

EXECUTIVE OFFICERS

The following is a list of all executive officers of Elco Limited excluding executive officers who are also directors. Unless otherwise indicated, each officer’s business address is Electra Tower, 50th Floor, 98 Yigal Alon Street, Tel Aviv 67891, Israel, which is Elco Limited’s business address.

Name:	Mordechai Friedman

Title:	Chairman

Name:	Daniel Salkind

Title:	Co-Managing Director

Name:	Michael Salkind

Title:	Co-Managing Director

Name:	Eliezer Vessely

Title:	Chief Financial Officer

Name:	Georg Gershon Salkind

Title:	Manager

Name:	Abraham Israeli

Title:	Manager

CUSIP No. 40009R107	Page 17 of 17

EXECUTIVE OFFICERS

The following is a list of all executive officers of G. Salkind Ltd. Unless otherwise indicated, each officer’s business address is Electra Tower, 50th Floor, 98 Yigal Alon Street, Tel Aviv 67891, Israel, which is G. Salkind Ltd.’s business address.

Name:	Georg Gershon Salkind

Title:	Managing Director